
03025617


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
188
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2002

Commission File Number: 0-16311

CHARTER ONE BANK
RETIREMENT SAVINGS PLAN
(Full title of the plan)

CHARTER ONE FINANCIAL, INC.
(Name of issuer of the securities held pursuant to the plan)

1215 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARTER ONE BANK, N.A..
RETIREMENT SAVINGS PLAN



DATE: June 26, 2003 By: ______________________

Robert J. Vana, on behalf of its
Benefits Committee

Plan Financial Statements and Schedules.

Filed herewith are:

a) An audited statement of financial condition as of the end of the latest two fiscal years of the plan; and

b) An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

Exhibit 1. Consent of independent public accountants.

Exhibit 99.1 Certifications of the Plan Administrator pursuant to item 906 of the Sarbanes-Oxley Act of 2002

Charter One Bank Retirement Savings Plan

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedules for the Year Ended December 31, 2002 and Independent Auditors' Report

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, Ohio 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Charter One Bank
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Charter One Bank Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

	Participant Directed Funds	Non-Participant Directed Allocated ESOP Stock Fund	Total
Assets:			
Cash	$ 758,922	$ 29,999	$ 788,921
Investments at fair value:			
At quoted market prices:			
Charter One Financial, Inc. common stock (Note 4)	72,498,994	163,337,388	235,836,382
The American Funds Group:			
American Balanced Fund	17,466,194		17,466,194
EuroPacific Growth Fund	4,315,576		4,315,576
Washington Mutual Investors Fund	12,888,821		12,888,821
Growth Fund of America	602,068		602,068
PIMCO Long-Term U.S. Government Fund	2,041,264		2,041,264
Prudential Jennison Equity Opportunity Fund	434,485		434,485
At estimated fair value—participant loans	4,089,893		4,089,893
Total investments	114,337,295	163,337,388	277,674,683
Receivables:			
Estimated amount receivable from Charter Bank Retirement Savings Plan (Notes 1 and 7)	1,350,000		1,350,000
Employee contributions	457,431		457,431
Employer contributions	589,964	6,143,364	6,733,328
Investment income	9,984	430	10,414
Due from broker for securities sold (Note 1)	61,130,048		61,130,048
Total receivables	63,537,427	6,143,794	69,681,221
Total assets	178,633,644	169,511,181	348,144,825
Liabilities—due to broker for securities purchased	5,341		5,341
Net assets available for benefits	$ 178,628,303	$ 169,511,181	$ 348,139,484

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

	Participant Directed Funds	Non-Participant Directed		Total
		Allocated ESOP Stock Fund	Unallocated ESOP Stock Fund	
Assets:				
Investments at fair value:				
At quoted market prices:				
Charter One Financial, Inc. common stock (Note 4)	$ 69,374,223	$157,548,056	$ 3,315,422	$230,237,701
KeyBank Investment Funds:				
Employee Benefits Money Market Fund	1,343,319	95,541		1,438,860
Victory DCS Equity Index Fund	22,461,111			22,461,111
Victory DCS Money Market Fund	19,083,654			19,083,654
Victory DCS Fidelity Magellan II Fund	8,055,391			8,055,391
The American Funds Group:				
American Balanced Fund	19,560,875			19,560,875
Bond Fund of America	7,681,997			7,681,997
EuroPacific Growth Fund	4,919,366			4,919,366
Washington Mutual Investors Fund	15,114,634			15,114,634
Putnam Vista Fund	11,286,812			11,286,812
At estimated fair value—participant loans	3,806,752			3,806,752
Total investments	182,688,134	157,643,597	3,315,422	343,647,153
Receivables:				
Estimated amount receivable from Liberty Federal Bank 401(k) Savings Plan (Note 1)	1,491,993			1,491,993
Employee contributions	464,287			464,287
Investment income	15,838	304	247	16,389
Due from broker for securities sold		40,839		40,839
Total receivables	1,972,118	41,143	247	2,013,508
Total assets	184,660,252	157,684,740	3,315,669	345,660,661
Liabilities:				
Note payable to Charter One Bank, F.S.B. (Note 3)			387,597	387,597
Due to broker for securities purchased	387,707			387,707
Other	5,956			5,956
Total liabilities	393,663		387,597	781,260
Interfund receivables (payables)	1,134	(1,134)		
Net assets available for benefits	$184,267,723	$157,683,606	$ 2,928,072	$344,879,401

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	Participant Directed Funds	Non-Participant Directed Allocated ESOP Stock Fund	Non-Participant Directed Unallocated ESOP Stock Fund	Total
Additions to net assets:				
Contributions:				
Employee	$ 15,227,149	$ -	$ -	$ 15,227,149
Employer (Note 1)	589,964	7,443,364	365,833	8,399,161
Total contributions	15,817,113	7,443,364	365,833	23,626,310
Investment income (loss):				
Interest and dividends	2,455,115	4,886,123	24,423	7,365,661
Net appreciation (depreciation) in the fair value of investments:				
Charter One Financial, Inc. common stock	8,356,814	18,285,374	404,201	27,046,389
Investment funds	(13,707,820)			(13,707,820)
Total investment income (loss)	(2,895,891)	23,171,497	428,624	20,704,230
Total additions	12,921,222	30,614,861	794,457	44,330,540
Deductions from net assets:				
Benefits to participants	23,181,191	19,043,090		42,224,281
Interest expense			2,906	2,906
Investment management fees	79,329			79,329
Other	14,865	185		15,050
Total deductions	23,275,385	19,043,275	2,906	42,321,566
Net increase (decrease) before allocations and transfers	(10,354,163)	11,571,586	791,551	2,008,974
Allocation of Charter One Financial, Inc. common stock—at fair value (Note 1)		3,719,623	(3,719,623)	
Transfers in (out)—between investment funds—including loans made and repaid	3,463,634	(3,463,634)		
Transfers from other plans:				
Difference between estimated and actual amount transferred from Liberty Federal Bank 401(k) Savings Plan (Note 1)	(98,891)			(98,891)
Estimated amount receivable from Charter Bank Retirement Savings Plan (Notes 1 and 7)	1,350,000			1,350,000
Total transfers from other plans	1,251,109			1,251,109
Total transfers in (out)	4,714,743	(3,463,634)		1,251,109
Increase (decrease) in net assets available for benefits	(5,639,420)	11,827,575	(2,928,072)	3,260,083
Net assets available for benefits:				
Beginning of year	184,267,723	157,683,606	2,928,072	344,879,401
End of year	$178,628,303	$169,511,181	$ -	$348,139,484

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

		Non-Participant Directed		
	Participant Directed Funds	Allocated ESOP Stock Fund	Unallocated ESOP Stock Fund	Total
Additions to net assets:				
Contributions:				
Employee	$ 14,324,186	$ -	$ -	$ 14,324,186
Employer			743,221	743,221
Other		924		924
Total contributions	14,324,186	924	743,221	15,068,331
Investment income (loss):				
Interest and dividends	2,366,666	4,299,467	314,711	6,980,844
Net depreciation in the fair value of investments:				
Charter One Financial, Inc. common stock	(1,094,131)	(2,422,806)	(89,801)	(3,606,738)
Investment funds	(7,756,102)			(7,756,102)
Total investment income (loss)	(6,483,567)	1,876,661	224,910	(4,381,996)
Total additions	7,840,619	1,877,585	968,131	10,686,335
Deductions from net assets:				
Benefits to participants	26,004,793	19,231,125		45,235,918
Interest expense			88,034	88,034
Investment management fees	73,390			73,390
Other	16,050			16,050
Total deductions	26,094,233	19,231,125	88,034	45,413,392
Net increase (decrease) before allocations and transfers	(18,253,614)	(17,353,540)	880,097	(34,727,057)
Allocation of Charter One Financial, Inc. common stock—at fair value (Note 1)		11,774,285	(11,774,285)	
Interfund transfers	2,731,191	(2,854,954)	123,763	
Estimated amount receivable from Liberty Federal Bank 401(k) Savings Plan (Note 1)	1,491,993			1,491,993
Decrease in net assets available for benefits	(14,030,430)	(8,434,209)	(10,770,425)	(33,235,064)
Net assets available for benefits:				
Beginning of year	198,298,153	166,117,815	13,698,497	378,114,465
End of year	$ 184,267,723	$ 157,683,606	$ 2,928,072	$ 344,879,401

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of the Charter One Bank Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution employee stock ownership plan with a contributory 401(k) feature and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is for the exclusive benefit of employees to encourage and assist them in adopting a regular savings program and to provide additional security upon retirement. Charter One Bank, N.A. (known as Charter One Bank, F.S.B. prior to May 7, 2002) (the "Bank"), a wholly-owned subsidiary of Charter One Financial, Inc. ("Charter One"), is the Plan sponsor. The Plan is subject to the provisions of ERISA. Key Trust Company of Ohio, N.A. ("Key Trust") is trustee and recordkeeper (see Note 7).

The Plan is authorized to borrow money to purchase shares of employer common stock. Shares acquired with the proceeds from any such loans ("ESOP Loans") are initially maintained in a suspense fund ("Unallocated ESOP Stock Fund") and serve as collateral for the ESOP Loans. As debt service payments are made on the ESOP Loans, shares of stock are released from the Unallocated ESOP Stock Fund and are available for allocation to participants in accordance with the provisions of the Plan.

Administration—The Plan is administered by a committee (the "Committee") appointed by the Board of Directors of Charter One. The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by Key Trust (see Note 7).

Eligibility—Prior to January 1, 2001, employees who were compensated on an hourly basis were generally eligible to participate in the Plan on the first January 1 or July 1 occurring after completion of a 12-month period of employment (as defined). All other employees were generally eligible to participate on the first January 1 or July 1 after the completion of six months of employment.

Effective January 1, 2001, employees who were not leased employees were eligible to participate in the Plan on the first day of the month following 30 days of consecutive service. Approximately 2,300 employees who had been hired on or before December 1, 2000 and who were not already participants in the Plan entered the Plan on January 1, 2001.

On July 2, 2001, Alliance Bancorp and subsidiaries ("Alliance") were merged into Charter One. Alliance Bancorp was the holding company of Liberty Federal Bank. The Liberty Federal Bank 401(k) Savings Plan (the "Liberty Plan") was frozen on July 31, 2001. For purposes of eligibility, participation and vesting in the Plan, the continuing former employees of Alliance received past service credit for their employment with Alliance. Approximately 450 of the continuing former employees of Alliance who met the eligibility requirements of the Plan on August 1, 2001 became participants in the Plan as of that date. The Liberty Plan was merged into the Plan on July 1, 2002 pursuant to a resolution adopted by the Compensation Committee of the Board of Directors of the Bank in 2001.

On November 19, 2001, Charter One acquired the branches and retail deposits of Superior Federal Bank, F.S.B. ("Superior") from the Federal Deposit Insurance Company ("FDIC"). For purposes of eligibility, participation and vesting in the Plan, the continuing former employees of Superior received past service credit for their employment with Superior. Approximately 100 of the continuing former employees of Superior who met the eligibility requirements of the Plan on December 1, 2001 became participants in the Plan as of that date. The Superior 401(k) Plan (the "Superior Plan") is in the process of being terminated by the FDIC. It is the Bank's intent to permit the continuing former employees of Superior to elect to rollover their balances from the Superior Plan into the Plan once those assets are available for distribution.

On May 24, 2002, Charter National Bancorp, Inc. was merged into Charter One. Participation in the Charter Bank Retirement Savings Plan (the "Charter Plan") was frozen on July 31, 2002. For purposes of eligibility, participation and vesting in the Plan, the continuing former employees of Charter National Bancorp, Inc. and its subsidiaries ("Charter National") received past service credit for their employment with Charter National. Approximately 80 of the continuing former employees of Charter National met the eligibility requirements of the Plan on August 1, 2002 and became participants in the Plan on that date. The Charter National Plan was merged into the Plan on June 1, 2003 (see Note 7) pursuant to a resolution adopted by the Compensation Committee of the Board of Directors of the Bank in 2002.

Contributions—The Plan provides that participating employees can elect to enter into a salary reduction agreement with the Bank (the "Employer"), thereby contributing on a before-tax basis to their Salary Deferral Accounts from 1 to 12% of their compensation, as defined in the Plan, subject to certain provisions of the Internal Revenue Code. The Employer Matching Contribution is 50% of the first 9% of an eligible participant's contribution.

Employer contributions are also required, to the extent necessary, to pay debt service on the ESOP Loan (see Note 3), if any. The Employer may also elect to make additional discretionary contributions. All eligible participants as of the last business day of the Plan year are allocated Employer ESOP Contributions, which consist of: (1) shares of Charter One common stock ("Charter One Stock") released as a result of ESOP Loan payments, excluding shares used for Employer Matching Contributions; (2) any discretionary Employer contributions; and (3) eligible amounts forfeited from terminated participant nonvested account balances not used to offset employer contributions.

Shares of Charter One Stock released as a result of debt service on the ESOP Loan are first used to fund the Employer Matching Contributions, which are credited to the accounts of eligible participants as of the last day of each calendar quarter. Any released shares remaining at the end of the Plan year become part of the Employer ESOP Contribution. The ESOP Loan was paid in full in February 2002 and the last of the released shares were used to fund part of the third quarter 2002 Employer Matching Contributions. When the Employer Matching Contributions' obligation cannot be satisfied with the use of released shares, the Employer may make the required contribution in the form of cash and/or shares of Charter One Stock. Employer Matching Contributions and/or Employer ESOP Contributions in the form of cash are used to purchase shares of Charter One Stock. Released shares were used to fund $3,953,001 and $5,858,669 of the Employer Matching Contributions for the years ended December 31, 2002 and 2001, respectively. Cash contributed to satisfy Employer Matching Contributions for the year ended December 31, 2002 totaled $2,447,396.

Participant Accounts—Separate individual accounts are established for each participant under the Plan. Participant accounts are credited with employee contributions and an allocation of: (1) Plan investment earnings and losses, (2) Employer contributions, (3) shares of Charter One Stock released as a result of ESOP Loan payments, and (4) forfeitures of terminated participants' nonvested accounts balances that are not utilized to reduce Employer contributions. Participant accounts are credited with: (1) employee contributions and related Employer Matching Contributions, (2) Employer ESOP Contributions, which are allocated among eligible participants in proportion to their compensation, as defined in the Plan document, (3) Plan investment earnings and losses, based on participant account balances in the various funds, and (4) contributions and earnings thereon rolled over or transferred from other retirement plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Participants are immediately vested in the participant accounts established under the Plan for their voluntary contributions, plus actual earnings thereon. Vesting in other participant accounts depends upon the type of participant account and may be based on the participant's period of employment with the Employer, as defined in the Plan. In any case, participants who are not fully vested under the terms of the Plan generally vest at the rate of 20% per year of qualified service.

Full vesting is also achieved upon (1) the attainment of age 65 of an active participant, (2) the death or permanent and total disability of an active participant, (3) termination of employment under the Company's Involuntary Separation Program, or (4) involuntary termination of employment (other than for cause) both (a) within two years following a change in control of the Bank or Charter One and (b) in connection with such change of control as determined by the Committee.

Forfeited Accounts—The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. If terminated participants who were not fully vested are rehired by the Employer within a five-year period, any amounts previously forfeited would be recredited to their accounts if they return to the Plan and recontribute the amount of Employer contributions previously distributed to them within a specified time frame. Any remaining forfeitures can be used to reduce Employer contributions or become part of the Employer ESOP Contribution.

Funds—The Plan provides for the establishment of a variety of investment funds, a Company Stock Fund, a Participant Loan Fund and two ESOP Funds under which the Plan's assets, liabilities and participant account balances are segregated. These investment funds include both participant directed and non-participant directed funds. American Express Trust Company ("American Express") replaced Key Trust as the trustee of the Plan on January 1, 2003 (see Note 7). On December 31, 2002, Key Trust liquidated assets in six of the thirteen participant directed investment funds and the proceeds (recorded as cash and due from broker for securities sold at December 31, 2002) were transferred to American Express on January 2, 2003 where they were deposited into replacement funds with similar goals and objectives. The participant directed investment options offered under the 401(k) provisions of the Plan in 2002 and 2001 consisted of the following:

Money Market Fund—The assets of this fund were invested in KeyBank's Victory DCS Money Market Fund (PRISM Money Market Fund prior to May 1, 2001), a common collective trust invested in KeyBank's EB Money Market Fund, which contained a diversified portfolio of money market instruments which were expected by the fund manager to provide stability and liquidity. The assets of this fund were liquidated on December 31, 2002.

Fixed Income Fund I—The assets of this fund were invested in The American Funds Group: Bond Fund of America - Class A Shares, a mutual fund invested primarily in corporate and government debt securities in the United States and abroad, mortgage and asset backed securities and money market instruments, which were expected by the fund manager to provide current income consistent with preservation of capital. The assets of this fund were liquidated on December 31, 2002.

Fixed Income Fund II—(Began offering fund on June 1, 2002). The assets of this fund are invested in the PIMCO Long-Term U.S. Government: Class A Shares, a mutual fund invested primarily in U.S. government securities with a minimum portfolio duration of eight years, as well as corporate bonds, mortgage and asset backed securities, variable-rate securities, futures and options contracts and cash equivalents, which were expected by the fund manager to provide total return consistent with preservation of capital.

Balanced Investment Fund—The assets of this fund are invested in The American Funds Group: American Balanced Fund - Class A Shares, a mutual fund invested primarily in stocks, bonds and cash instruments, which are expected by the fund manager to provide capital preservation, current income and long-term growth of capital and income.

Small Cap Equity Fund—(Began offering fund on June 1, 2002). The assets in this fund were invested in Goldman Sachs Small Cap Value Fund – Class A Shares, a mutual fund invested primarily in common stocks of small companies expected by the fund manager to provide long-term capital growth. The assets of this fund were liquidated on December 31, 2002.

Mid Cap Equity Fund I—(Fund not offered after May 31, 2002). The assets of this fund were invested in the Putnam Vista Fund: Class A Shares, a mutual fund invested primarily in common stocks of mid-sized companies expected by the fund manager to provide capital appreciation.

Mid Cap Equity Fund II—(Began offering fund on June 1, 2002). The assets of this fund were invested in the Fidelity Advisor Mid Cap Fund: Class T Shares, a mutual fund invested primarily in common stocks of mid-sized companies expected by the fund manager to provide long-term growth of capital. The assets of this fund were liquidated on December 31, 2002.

Mid Cap Equity Fund III—(Began offering fund on June 1, 2002). The assets of this fund were invested in the Prudential Jennison Equity Opportunity Fund: Class A Shares, a mutual fund invested primarily in common stocks expected by the fund manager to provide growth prospects as well as current income.

Large Cap Equity Fund I—The assets of this fund were invested in KeyBank's Victory DCS Equity Index Fund (PRISM Equity Index Fund prior to May 1, 2001), a common collective trust invested in KeyBank's EB Equity Index Fund, which is a diversified portfolio of common stocks, stock index futures contracts and other derivative securities designed to replicate the performance of the Standard & Poor's 500 Index. The assets of this fund were liquidated on December 31, 2002.

Large Cap Equity Fund II—The assets of this fund are invested in The American Funds Group: Washington Mutual Investors Fund - Class A Shares, a mutual fund invested primarily in common stock of companies that are expected by the fund manager to provide current income and an opportunity for growth of principal.

Large Cap Equity Fund III—The assets of this fund were invested in KeyBank's Victory DCS Fidelity Magellan II Fund (PRISM Fidelity Magellan II Fund prior to May 1, 2001), a mutual fund invested in the Fidelity Magellan Fund, which contained a portfolio of common stock and convertible securities of domestic, foreign and multi-national issuers expected by the fund manager to provide capital appreciation. The assets of this fund were liquidated on December 31, 2002.

Large Cap Equity Fund IV—(Began offering fund on June 1, 2002). The assets of this fund are invested in The American Funds Group: Growth Fund of America – Class A Shares, a mutual fund invested primarily in common stocks and convertible securities of domestic and foreign issuers expected by the fund manager to provide capital growth.

International Equity Fund—The assets of this fund are invested in The American Funds Group: EuroPacific Growth Fund - Class A Shares, a mutual fund invested primarily in stocks of companies domiciled in Europe or the Pacific Basin, and cash instruments, which are expected by the fund manager to provide long-term growth of capital.

Company Stock Fund—The assets of this fund are shares of Charter One Stock. A small money market position is also maintained in this fund.

Participants specify the desired allocation of their own contributions and any earnings thereon to the various investment funds noted above. Participants also specify the desired allocation of certain Employer contributions and related investment earnings. Participants can make investment changes on a daily basis.

Net investment income is allocated to participants' accounts on a daily basis based on the income attributable to the assets held in their respective accounts.

The Plan also provides for two non-participant directed ESOP Funds as follows.

Unallocated ESOP Stock Fund—(Fund had no assets or liabilities after March 1, 2002). This fund was credited with shares of Charter One Stock acquired with the proceeds of the ESOP Loan (see Note 3). A small money market position was also generally maintained in this fund. As debt service payments were made on the ESOP Loan, shares of stock were subsequently transferred to the Allocated ESOP Stock Fund and credited to the accounts of eligible participants.

Allocated ESOP Stock Fund—The assets of this fund are shares of Charter One Stock. A small money market position is also maintained in this fund. Participants who are active employees, attained the age of 55, and, in some cases, completed five years of employment may make a diversification election at least once each calendar quarter to: (1) sell any or all vested shares of Charter One Stock in this fund and to invest the proceeds in any of the investment funds offered under the 401(k) feature of the Plan or (2) take an immediate distribution in the form of cash or Charter One Stock. All participants may direct that the Charter One Stock in certain of their accounts under the Plan be sold and the proceeds reinvested in any or all of the investment funds offered under the 401(k) provisions of the Plan.

Under the Plan's ESOP Loan Agreement, cash dividends paid on any shares of Charter One Stock that had been purchased with the proceeds of the loan may be used to pay debt service. Any such dividends credited to participants' accounts in the Allocated ESOP Stock Fund that are used for debt service on the ESOP Loan would be replaced with released shares of Charter One Stock of equal value. All other cash dividends on Charter One Stock in participants' accounts prior to 2001 were automatically reinvested in Charter One Stock. In January 2002, the Plan was amended to allow participants to elect to have cash dividends on Charter One Stock which were credited to their accounts subsequent to December 31, 2000, either (1) distributed to them no later than 90 days after the Plan year end in which the dividends were paid or (2) remain in the Plan and be reinvested therein.

Payment of Benefits—Vested benefits are payable upon the participant's death, a determination of disability, as defined in the Plan, or other termination of employment. Various forms of distributions are available under the Plan. Effective October 15, 2001, the annuity form of payment, available to certain eligible participants, was eliminated. Payments of vested benefits to terminated employees must commence at age 70-1/2. Participants can withdraw their after-tax contributions and accumulated earnings thereon at any time, subject to certain minimum withdrawals. Participants who have attained the age of 65 and are still employed by the Bank can request an in-service withdrawal of any or all of their account balances. Participants can request an in-service withdrawal of any or all of the vested portion of their accounts, except for their ESOP accounts, at any time if they have attained age 59-1/2.

Participants who have encountered a financial hardship, as defined in the Plan, can request an in-service withdrawal of the vested portion of certain of their accounts as described in the Plan document. Participants who are active employees, have attained the age of 55, and have, in some cases, completed five years of employment may make a diversification election at least once each calendar quarter to: (1) sell any or all vested shares of Charter One Stock in certain ESOP accounts and immediately withdraw the proceeds or (2) immediately receive any or all such vested shares in the form of Charter One Stock.

Loans to Participants—Except for certain ESOP accounts, participants may borrow up to 50% of the vested interest in their accounts under the Plan, not to exceed $50,000. Each participant is restricted to one outstanding loan at a time. The minimum loan amount is $1,000.

The fixed interest rate charged on the loans is equal to the prime rate (as defined) at the time of the loan origination plus 1%. Participant loans are accounted for as a transfer from the participant directed accounts into the Loan Fund. Loan payments are generally made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan. Principal and interest payments on the loans are initially credited to the Loan Fund and then transferred into the participants' directed investment funds based on their current investment allocation election.

Voting Rights—The trustee votes all allocated shares of Charter One Stock in the participants' accounts in accordance with the direction of the participants. If voting instructions on allocated shares are not received, the trustee, in its sole discretion, votes the shares. Shares held as collateral in the Unallocated ESOP Stock Fund are voted by the trustee in the same proportion as the votes cast on allocated shares held by participants who are employees of the Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared using the accrual basis of accounting.

Distributions to Participants—Distributions to participants are recorded when paid. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $390,000 and $2 million at December 31, 2002 and 2001, respectively.

Valuation of Investments—Investments in Charter One Stock are stated at fair value as measured by quoted market prices in an active market. Other investment funds are stated at values determined by the trustee, based on the market values of the underlying assets of the fund. Participant loans are stated at cost, which approximates fair value.

Expense—Fees and expenses incurred to manage and maintain the participant directed investment funds were charged at the investment fund level and were netted against investment income, except for the Company Stock Fund for which such fees were shown as a deduction from the fund's net assets. Loan initiation fees are paid by the borrowing participants. The Employer pays other costs of administering the Plan.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

3. NOTE PAYABLE

At December 31, 2001, 122,115 shares of Charter One Stock held in the Plan's Unallocated ESOP Stock Fund were pledged as collateral for the repayment of the ESOP Loan. The interest rate on the loan was based on the prime rate less 25 basis points (4.5% at December 31, 2001) and was payable quarterly. Dividends on the unallocated shares of Charter One Stock acquired with the proceeds of the ESOP Loan were used to pay debt service. The final loan payment was made on February 28, 2002.

4. EMPLOYER STOCK

The Plan held 8,208,715 and 8,480,210 shares of Charter One Stock at December 31, 2002 and 2001, respectively. There was a 5% stock dividend distributed on shares of Charter One Stock during both 2002 and 2001. The market value of Charter One Stock was $28.73 per share at December 31, 2002 and $27.15 at December 31, 2001.

5. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Employer has the right under the Plan agreement to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, each Participant would become fully vested in his or her account balance as of such date, to the extent funded.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated March 13, 2003 that the Plan, as amended and restated as of January 1, 2001, is qualified and the trust established under the Plan is tax-exempt under the appropriate section of the Internal Revenue Code (the "Code"). The Plan has been amended since requesting the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Code.

7. SUBSEQUENT EVENTS

Effective January 1, 2003, American Express Trust Company and American Express Retirement Services were appointed trustee and recordkeeper, respectively, for the Plan. Assets in several of the participant directed investment funds offered under the 401(k) provisions of the Plan were liquidated at the close of business on December 31, 2002 (see Note 1) and the cash proceeds transferred to American Express on January 2, 2003 where they were immediately reinvested in replacement funds with similar goals and objectives. Primarily all of the remaining assets were transferred in-kind to American Express on January 2, 2003.

The Plan was amended effective January 1, 2003 to (1) increase the limit on salary deferral contributions to 15% for Highly Compensated Employees and 25% for Non-highly Compensated Employees, as those terms are defined under the Plan, and (2) permit eligible participants to make "catch up" contributions as permitted under the Economic Growth and Tax Relief Act of 2001.

Pursuant to the merger of the Charter Plan into the Plan effective June 1, 2003, approximately $1,350,000 was transferred into the Plan on June 2, 2003. The accounts of terminated participants under the Charter Plan who were not eligible to participate in the Plan on August 1, 2002 (see Note 1) will continue to be governed by the Charter Plan vesting schedule, except for certain accounts which became fully vested as a result of a deemed "partial plan termination."

On May 30, 2003, Advance Bancorp, Inc. and subsidiaries ("Advance") were merged into Charter One. Advance Bancorp, Inc. is the holding company of Advance Bank, which is expected to be merged into the Bank on July 11, 2003. Charter One intends to freeze participation in the Advance 401(k) Profit Sharing Plan (the "Advance Plan") on June 30, 2003 and to merge it into the Plan at a later date. The merger agreement states that Charter One or its subsidiaries shall provide the employees of Advance, who are continuing employees of Charter One or its subsidiaries, the opportunity to participate in each employee benefit and welfare plan maintained on a general and uniform basis by Charter One or its subsidiaries on terms that are substantially equivalent to similarly-situated employees of Charter One or its subsidiaries. For purposes of eligibility, participation and vesting in such Charter One employee benefit plans, the continuing employees will receive past service credit for their employment with Advance. It is estimated that approximately 230 continuing employees will be eligible to participate in the Plan on July 1, 2003.

* * * * * *

SUPPLEMENTAL SCHEDULES

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0150247—PLAN NO. 011
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Charter One Financial, Inc.	8,208,715 shares of common stock	$ 78,244,558	$ 235,836,382
	The American Funds Group	1,211,248 units of American Balanced Fund	18,746,916	17,466,194
	The American Funds Group	187,879 units of EuroPacific Growth Fund	5,898,663	4,315,576
	The American Funds Group	548,227 units of Washington Mutual Investors Fund	16,133,666	12,888,821
	The American Funds Group	32,597 units of Growth Fund of America	633,325	602,068
	PIMCO	184,563 units of Long Term U.S. Government Fund	2,010,134	2,041,264
	Prudential Jennison	34,955 units of Equity Opportunity Fund	484,317	434,485
*	Loans to participants	Interest rates of 5.25% to 10.5% with maturity dates through 2017	4,089,893	4,089,893
		Total	$ 126,241,472	$ 277,674,683

* Party-in-interest.

ARTER ONE BANK RETIREMENT SAVINGS PLAN

EDULE H, LINE 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS
R ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transactions	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss
le Transactions								
Trust Company of Ohio, N.A.	Victory DCS Money Market Fund		$21,889,619			$21,889,619	$21,889,619	None

EXHIBIT 1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-70007 of Charter One Financial, Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Charter One Bank Retirement Savings Plan for the year ended December 31, 2002.

Deloitte + Touche LLP

Cleveland, Ohio
June 20, 2003

EXHIBIT 99.1

CERTIFICATION

The undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Charter One Financial, Inc. (the "Registrant"), that, to his knowledge, the Annual Report for The Charter One Bank Retirement Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

Date: June 26, 2003



G. Michael Bourgon
Senior Vice President and Plan Administrator